DANIEL H. LUCIANO

------------

ATTORNEY AT LAW

242 A WEST VALLEY BROOK ROAD

CALIFON, NEW JERSEY 07830

MEMBER TEXAS AND

TELEPHONE

908-832-5546

NEW JERSEY BARS

FACSIMILE

908-832-9601

March 10, 2011

Andrew Mew

Accounting Branch Chief

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 4561

Washington, D.C.  20549

Re:

NextMart, Inc.
-Form 10-K for the Fiscal Year ended September 30, 2009 (“2009 Form 10-K”)

Dear Mr. Mew:

This letter responds to the Staff’s comment letter dated February 17, 2011 regarding the above referenced filing.

Please note that contrary to the representations contained in our response letter dated February 7, 2011 to your office, the Company inadvertently omitted the risk factor in the 2010 Form 10-K which addressed the material weaknesses of our internal disclosure controls for such period.

We apologize for the oversight and will amend our 2010 Form 10-K in the next seven to ten days to include the following risk factor:

We have identified material weakness in our accounting controls and procedures.

Management identified material weaknesses with respect to the preparation of our financial statements (see Part II-Item 9A herein). As a result of such material weaknesses, irregularities may occur in the preparation of financial statements which may cause our financial statements to be unreliable. In addition, substantial costs and expenses may be incurred to remedy our mistakes and to rectify any control deficiencies.

In closing, the Company acknowledges that;

(a). It is responsible for the adequacy and accuracy of the disclosure contained within its filings,

(b). Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings;

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March 10, 2011

Mr. Andrew Mew

Securities and Exchange Commission

(c). It may not assert staff comments as a defenses in any proceeding initiate by the Commission or any person under the federals securities laws.

If you need additional information, please do not hesitate to contact the undersigned at the captioned phone number.

Very truly yours,

/s/ Daniel H. Luciano

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